UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 8)

Scientific Games Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

0533223 10 1

(CUSIP Number of Class of Securities)

Rosario Bifulco Lottomatica S.p.A. Via di Porta Latina, 8 Rome, Italy 00179	Antonio Pisanelli Cirmatica Gaming, S.A. Rambla de Catalunya 16, 4E2a Barcelona, Spain 08007

copies to

Michael S. Immordino

Latham & Watkins LLP

99 Bishopsgate

London

EC2M 3XF

(011 44) 20 7710 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

(Continued on following pages)

(Page 1 of 11 pages)

CUSIP No. 0533223 10 1

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons Cirmatica Gaming, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Sources of Funds Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 23,542,592 8. Shared Voting Power 1,060,313 (see Item 5) 9. Sole Dispositive Power 23,542,592 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,602,313 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 29.4%

14.	Type of Reporting Person CO

CUSIP No. 0533223 10 1

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons Lottomatica S.p.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person HC

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 8 to the Statement on Schedule 13D, dated October 17, 2003, with respect to the Class A Common Stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), hereby amends and supplements the Schedule 13D, as amended (this “Schedule 13D”), initially filed on September 15, 2000. The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by:

(1)	Cirmatica Gaming S.A., a company incorporated under the laws of Spain (“Cirmatica”); and

(2)	Lottomatica S.p.A., a company incorporated under the laws of Italy (“Lottomatica”).

Lottomatica is a public Italian company whose primary business is managing the Italian national lottery under the supervision of the Italian Ministry of Finance. Through a network of lottery terminals in Italy, Lottomatica also operates other games, provides automated payment services for automobile road taxes, fines and Italian state television and radio license fees, and offers services for ticketing for sporting events and crediting of cellular telephone cards. The principal executive offices of Lottomatica are located at Via di Porta Latina, 8, Rome 00179, Italy. During the past five years, Lottomatica has not been convicted in any criminal proceeding and Lottomatica has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in Lottomatica becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cirmatica, a wholly owned subsidiary of Lottomatica, was formed under the laws of Spain to hold and control Lottomatica’s investment in the Issuer. Cirmatica has not carried on any significant activities other than in connection with purchasing shares of Series A Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Issuer. The principal executive offices of Cirmatica are located at Rambla De Catalunya 16, 4E2a, Barcelona, Spain. During the past five years, Cirmatica has not been convicted in any criminal proceeding and Cirmatica has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in

Cirmatica becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being amended to reflect the fact that Cirmatica has agreed to sell certain securities of the Issuer held by Cirmatica to an unaffiliated third party in a privately negotiated transaction pursuant to a Stock Purchase Agreement, dated October 10, 2003 (the “Stock Purchase Agreement”), filed as Exhibit 6 to this Schedule 13D and incorporated herein by reference, between Cirmatica and Mafco Holdings Inc., a Delaware corporation (“Mafco”). Please see the Stock Purchase Agreement and Item 4 and Item 5 of this Schedule 13D for a more detailed discussion of this transaction. Subsequent to the sale of the securities of the Issuer held by Cirmatica to Mafco pursuant to the Stock Purchase Agreement, neither Cirmatica nor Lottomatica will be deemed to be beneficial owners of five percent (5%) or more of any equity securities of the Issuer and, as such, will no longer be required to file as reporting persons hereunder.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF THE TRANSACTION

On October 10, 2003, Cirmatica agreed to sell 1,200,327 shares of Preferred Stock, par value $1.00, of the Issuer (the “Series A Shares”) and 1,097.664 shares of Series B Preferred Stock, par value $1.00, of the Issuer (the “Series B Shares,” and, together with the Series A Shares, the “Preferred Shares”) to Mafco, an unaffiliated third party, pursuant to the Stock Purchase Agreement. Following the sale of the Preferred Shares, Cirmatica will beneficially own 6,769 shares of Common Stock. The sale of the Preferred Shares is subject to certain conditions, as more fully described in the Stock Purchase agreement filed as Exhibit 6 to this Schedule 13D and incorporated herein by reference, and if the sale of the Preferred Shares does not close, Cirmatica will continue to beneficially own Common Stock of the Issuer as more fully described in Item 5.

Upon the sale of the Preferred Shares to Mafco, three designees of the holders of the Preferred Stock — Rosario Bifulco, Antonio Belloni and Michael S. Immordino — will resign from the Issuer’s Board of Directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of August 13, 2003, there were then issued and outstanding 60,118,142 shares of Common Stock of the Issuer, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

As of the date of this filing Cirmatica owns 1,200,327 shares of Preferred Stock of the Issuer. Assuming conversion of all of the shares of Preferred Stock held by Cirmatica at the assumed conversion rate set forth in the Issuer’s Definitive Proxy Statement on Form 14A filed on May 23, 2003, Cirmatica would have sole voting power and sole dispositive power over 23,542,592 shares of Common Stock, representing 28.1% of the Common Stock that would have been outstanding on August 13, 2003, following such conversion. Upon completion of the sale of the Preferred Shares to Mafco by Cirmatica, Cirmatica will beneficially own 6,769 shares of Common Stock, representing 0.0% of the Common Stock that would have been outstanding on August 13, 2003 following such sale. If the sale of the Preferred Shares does not close, Cirmatica will continue to have sole voting power and sole dispositive power over 23,542,592 shares of Common Stock, assuming the assumed conversion rate set forth in the Issuer’s Definitive Proxy Statement on Form 14A filed on May 23, 2003.

Pursuant to the Voting Rights Agreement (as defined below), Cirmatica may be deemed to hold Common Stock of the Issuer held by The Oak Fund, a Cayman Islands company (“Oak”). As disclosed in the Issuer’s Definitive Proxy Statement on Form 14A filed on May 23, 2003, Oak held 1,060,313 shares of Common Stock as of April 30, 2003, and, assuming Oak continues to hold 1,060,313 shares of Common Stock, Cirmatica may be deemed to own 29.4% of the outstanding Common Stock of the Issuer. Lottomatica hereby disclaims beneficial ownership of the shares of Common Stock held by Oak and this Schedule 13D shall not be construed as an admission that Lottomatica is the beneficial owner of such Common Stock.

Cirmatica has the sole power to vote or to direct the voting of Common Stock beneficially owned by Cirmatica on all matters and has the sole power to dispose or to direct the disposition of, such Common Stock beneficially owned by Cirmatica. Because Lottomatica is the sole shareholder of Cirmatica, Lottomatica may be deemed to beneficially own the Common Stock beneficially owned by Cirmatica. Lottomatica disclaims beneficial ownership of the Common Stock beneficially owned by Cirmatica reported herein and this Schedule 13D shall not be construed as an admission that Lottomatica is the beneficial owner of the Common Stock beneficially owned by Cirmatica.

Following the sale by Cirmatica described in Item 4, above, Cirmatica will no longer be a party to that certain Stockholders’ Agreement dated as of September 6, 2000 (the “Stockholders Agreement”) (a copy of which has been filed as Exhibit 4 to this Schedule 13D), that certain Voting Agreement dated as of September 6, 2000 (the “Voting Agreement”) (a copy of which has been filed as Exhibit 5 to this Schedule 13D) and that certain Supplemental Stockholders’ Agreement dated as of June 26, 2002 (a copy of which has been filed as Exhibit 4.2 to the Issuers Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002), each of which is incorporated herein by reference, and Cirmatica will no longer be subject to the voting arrangements set forth therein. Accordingly, Cirmatica will no longer be deemed to beneficially own the Common Stock held by Oak. In addition, Cirmatica and Lottomatica shall no longer be party to the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, Amendment Number Four, dated February 4, 2002, and filed on February 5, 2002, as such Exhibit is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 4 and 5 and of this Schedule 13D and Exhibits 1, 2, 3, 4, 5 and 6 of this Schedule 13D are herein incorporated by reference.

Following the sale by Cirmatica described in Item 4, above, neither Cirmatica nor Lottomatica will have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Filed herewith is the following exhibit:

6. Stock Purchase Agreement, dated October 10, 2003, between Cirmatica Gaming S.A. and Mafco Holdings Inc.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 17, 2003

CIRMATICA GAMING S.A.

By:	/s/ ANTONIO PISANELLI

	Name:	Antonio Pisanelli
	Title:	Chairman

LOTTOMATICA S.p.A.

By:	/s/ ROSARIO BIFULCO

	Name:	Rosario Bifulco
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Title

1.	*Joint Filing Agreement dated May 29, 2001 among Cirmatica Gaming S.A., Lottomatica S.p.A., Ramius Securities, LLC, PEI N.V., Ramius Capital Group, LLC, C4S & Co., The Oak Fund, Olivetti International S.A. Holding and Olivetti S.p.A.

2.	*Preferred Stock Purchase Agreement dated September 6, 2000 among Autotote Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

3.	*Certificate of Designations of Series A Convertible Preferred Stock of Autotote Corporation (incorporated by reference to Exhibit 3.3 to the 10-Q Quarterly Report of Autotote Corporation filed on September 14, 2000).

4.	*Stockholders’ Agreement dated September 6, 2000 among Autotote Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

5.	*Voting Agreement dated September 6, 2000 among Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

6.	**Stock Purchase Agreement, dated October 10, 2003, between Cirmatica Gaming S.A. and Mafco Holdings Inc.

*	Previously filed
**	Filed herewith